Exhibit 99.1

FreeSeas Concludes Sale of Vessel and Long-term Bareboat Charter

ATHENS, Greece, September 16, 2014 (GLOBE NEWSWIRE) -- FreeSeas Inc. (Nasdaq: FREE) ("FreeSeas" or the "Company"), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize and Handymax vessels, announced today that it has sold to unrelated third parties the M/V ‘Free Jupiter’ for USD 12,250,000 and subsequently entered into a long term bareboat charter with the vessel’s new Owners.

The vessel has been chartered by the Company for seven years at a rate of USD 5,325 per day on bareboat charter terms typical for this type of transaction which grant the Company the full commercial utilization of the vessel against payment of the charter rate to her Owners. In addition, the terms of the charter afford a number of purchase options during its course. An amount of USD 3,750,000 was deposited by the Company as security for the fulfillment of the terms of the charter.

Mr. Ion Varouxakis, the Company's Chairman, President and CEO made the following statement: “We are pleased to announce today’s transaction which releases significant liquidity and evidences the Company’s ability to leverage its balance sheet at an opportune time without diluting its shareholders. The additional liquidity will provide invaluable balance sheet flexibility as part of our growth strategy moving forward, which follows the recently announced debt extinguishment and forgiveness which significantly reduced the Company’s bank debt to USD 23 million from USD 90 million within the space of a few months.” Mr. Varouxakis added: “The bareboat charter rate allows for significant upside from future operating earnings, especially as the market improves, while the purchase options allow participation in potential future asset appreciation. The vessel will be deployed in the spot market, which has shown recent signs of improvement.”

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr